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January 8, 2007

Kurt Murao, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	NuWay Medical, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 3, 2006 (SEC File No. 000-19709)

Dear Mr. Murao:

NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 29, 2006 (the “Comment Letter”). The Registrant’s responses are keyed to the numbered comments of the Staff contained in the Comment Letter, which are set forth in full below, immediately preceding each response.

General

1.
Please comply with any outstanding comments that were issued as part of our review of your Form 10-KSB for fiscal year ended December 31, 2005 and Forms 10-QSB for fiscal quarters ended March 31, 2006 and June 30, 2006.

Response: The Registrant submitted its written response to the Staff on December 11, 2006.

Proposal 2, page 14

2.
We note that you are seeking the approval for the acquisition of substantially all of the assets of IOWC Technologies, Inc. and the issuance of 553,475,300 shares of your common stock to consummate the acquisition. Further, it appears that you are also seeking approval to increase the number of authorized common stock from 100,000,000 shares to 200,000,000 shares and to effect a reverse stock split to facilitate the acquisition. Accordingly, it would appear that Items 11, 13 and 14 of Schedule 14A are applicable. In this regard, we note that although you state your intention to mail your annual and quarterly reports with the proxy statement, your financial statements have not been included in or incorporated by reference into the proxy statement. Further, it also appears that you have not included pro forma financial information. Please revise to ensure that you have fully addressed the disclosure requirements of Items 11, 13 and 14 of Schedule 14A or advise. We may have further comment upon review of your response.

Response: The Registrant has modified its disclosure to provide the disclosure which it believes applies to it and the contemplated transactions pursuant to Item 11 of Schedule 14A, or the Registrant believes such disclosure is already provided or is not required because there is no disclosure to be made with respect to the non-existence of certain facts. Specifically, (i) information responsive to Item 11(a) is located, among other places, primarily under the caption “Proposal Two - The Proposal and Reasons for Stockholder Vote” (all references hereinafter are located under “Proposal Two” unless specifically stated otherwise); (ii) information responsive to Item 11(b) is not required because the securities to be issued are additional shares of common stock of a class outstanding and, as disclosed under the caption “Future Issuances” under “Proposal Five” there are no pre-emptive rights; (iii) information responsive to Item 11(c) is located, among other places, primarily under the captions “The Proposal and Reasons for Stockholder Vote”, “Letter of Intent”, “Marketing and Licensing Agreement”, “Consulting Agreement”, “Research and Development Agreement” and “Other Agreements”; (iv) information responsive to Item 11(d) is located, among other places, primarily under the captions “Reasons for the Transactions” and “Pro Forma Capitalization and Significant Dilution to Existing Stockholders”; and information responsive to Item 11(d) is discussed below.

The Registrant has modified its disclosure to provide the disclosure which it believes applies to it and the contemplated transactions pursuant to Item 13 of Schedule 14A, or the Registrant believes such disclosure is already provided or is not required because there is no disclosure to be made with respect to the non-existence of certain facts. Specifically, (i) information responsive to Item 13(a) is located, among other places, primarily under the captions “IOWC Financial Information” and “Annual Report on Form 10-KSB”; and (ii) information responsive to Item 13(b) is located, among other places, primarily under the captions “Background of the BioLargo Transactions” under “Proposal Two” and “Annual Report on Form 10-KSB” (the latter of which is also referenced under “Proposal Two”).

Regarding Item 14 of Schedule 14A, please be advised that the Registrant is not registering any shares of it common stock, because it is relying on the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder in offering shares of its common stock to the company whose assets are being acquired, IOWC Technologies, Inc. (IOWC). IOWC is a Canadian corporation, whose shares of capital stock are owned by a single shareholder, Kenneth R. Code. IOWC will receive restricted securities in the transaction, the certificates for which will bear an appropriate legend. IOWC and Mr. Code, as its shareholder, will approve the sale of substantially all of its assets in accordance with the laws of Canada and/or the province of Alberta.

Notwithstanding the foregoing, the Registrant has modified its disclosure to provide the disclosure which it believes applies to it and the contemplated transactions pursuant to Item 13 of Schedule 14A, or the Registrant believes such disclosure is already provided or is not required because there is no disclosure to be made with respect to the non-existence of certain facts. Specifically, (i) information responsive to Item 14(b)(1) is located, among other places, primarily under the caption “Summary of Terms of the Transactions”; (ii) information responsive to Item 14(b)(2) is located, among other places, primarily on the first page of the Proxy Statement as to the Registrant and under the caption “The Proposal and Reasons for Stockholder Vote” as to IOWC; (iii) information responsive to Item 14(b)(3) is located, among other places, primarily under the caption “General” as to the Registrant and “BioLargo Technology and BioLargo Products” as to IOWC; (iv) information responsive to Item 14(b)(4) is located, among other places, primarily under the captions “The Proposal and Reasons for Stockholder Vote”, ““Letter of Intent”, “Marketing and Licensing Agreement”, “Consulting Agreement”, “Research and Development Agreement”, “Other Agreements”, “Reasons for the Transactions” and “Voting Rights and Solicitation” (the last of which is not included under “Proposal Two”); (iv) information responsive to Items 14(b)(5) and (6) is not required because neither of those facts exists; (v) information responsive to Item 14(b)(7) is located, among other places, primarily under the captions “Background of the BioLargo Transactions”, “Consulting Agreement”, “Other Agreements”, “Management of the Company after the Transactions” and “Proposal One - Election of Directors - Certain Relationship and Related Transactions”; (vi) information responsive to Item 14(b)(8) is located, among other places, primarily under the caption “Selected Financial Data”; (vii) information responsive to Item 14(b)(9)-(11) regarding the Registrant is located, among other places, primarily under the captions “ProForma Unaudited Consolidating Financial Statements of NuWay Medical, Inc. and IOWC Technologies, Inc.” and “Selected Financial Data and Pro Forma Selected Financial Data and Information”; (viii) information responsive to Item 14(c) is located, among other places, primarily in all the previously-referenced sections of the Registrant’s Proxy Statement as part of Proposal Two, under the caption “Risk Factors”, under “Proposal One” or in the Registrant’s Annual Report on Form 10-KSB/A and Quarterly Report for the Period Ended September 30, 2006 on Form 10-QSB/A, both of which reports are being furnished to stockholders with the Proxy Statement and both of which have been incorporated by reference under the caption “Annual Report on Form 10-KSB” (the latter of which is not included under “Proposal Two”).

In connection with the foregoing response, the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the undersigned with any further comments or any other communications regarding the Comment Letter.

Very truly yours, /s/ Lance Jon Kimmel Lance Jon Kimmel